UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. )*

RADA Electronic Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.015 Par Value

 (Title of Class of Securities)

M81863124

 (CUSIP Number)

January 18, 2017

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81863124	13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Ron Senator

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,440,504 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
1,440,504 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,440,504 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.78% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) Consists of 1,260,504 Ordinary Shares and 180,000  options (each exercisable into one Ordinary Share).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 21,246,541 ordinary shares outstanding as of December 6, 2016 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission ("SEC") on December 9, 2016).

CUSIP No. M81863124	13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Sphera Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,440,504 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
1,440,504 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,440,504 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.78% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) Consists of 1,260,504 Ordinary Shares and 180,000  options (each exercisable into one Ordinary Share).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 21,246,541 ordinary shares outstanding as of December 6, 2016 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 9, 2016).

Item 1. (a)	Name of Issuer:

RADA Electronic Industries Ltd.

(b)	Address of Issuer's Principal Executive Offices:

7 Giborei Israel Street, Netanya 4250407, Israel

Item 2. (a)	Name of Person Filing:

Ron Senator

Sphera Capital Ltd.

(b)	Address of Principal Business Office:

Ron Senator – c/o Sphera Capital Ltd., 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Capital Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

(c)	Citizenship:

Ron Senator – Israel and U.S.

Sphera Capital Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.015 Par Value

(e)	CUSIP Number:

M81863124

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned by Sphera Capital Ltd. ("Sphera Capital"), which acts as the investment management company for Sphera Small Cap Fund Ltd. ("Sphera Small Cap Fund").  Sphera Small Cap Fund has delegated its investment management authority to Sphera Capital.  In addition, Ron Senator may be considered the beneficial owner of shares held by the Sphera Small Cap Fund, since he serves as portfolio manager for Sphera Capital.

This Statement shall not be construed as an admission by any of the Reporting Persons that they are the beneficial owners of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2017

Ron Senator /s/ Ron Senator By: Ron Senator Sphera Capital Ltd. /s/ Neomi Elpeleg By: Neomi Elpeleg Title: Chief Financial Officer

EXHIBIT NO.          DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of January 19, 2017.